Exhibit 99.2

POLYMET MINING CORP.
MANAGEMENT INFORMATION CIRCULAR FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 24, 2020
Unless the context otherwise requires, in this Management Information Circular all references to “PolyMet” and the “Company”, refer to PolyMet Mining Corp. and its subsidiaries.  Unless otherwise stated, information in this Management Information Circular is given as at May 7, 2020.  All references in this Management Information Circular to “$” or to “US$” are to U.S. dollars.  Any references to “C$” are to Canadian dollars.
INFORMATION ABOUT THIS MANAGEMENT INFORMATION CIRCULAR AND
THE 2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
Why did I receive this Management Information Circular?
PolyMet has sent this Notice of Annual General and Special Meeting and Management Information Circular or Notice of the Meeting, together with the form of proxy (the “Form of Proxy”), because the Board of Directors is soliciting your proxy to vote at the 2020 Annual General and Special Meeting (the “Meeting”) of shareholders.  This Management Information Circular contains information about the matters to be voted on at the Meeting and important information about PolyMet.  As many of the shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  References in this Management Information Circular to the Meeting include any adjournments or postponements of the Meeting.
PolyMet intends to mail a Notice of the Meeting on or about May 15, 2020 to all of the shareholders entitled to vote at the Meeting.
Delivery of Management Information Circular
The Canadian Securities Administrators have adopted amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, which allow the use of a “notice and access” system for the delivery of proxy related materials, annual financial statements and related management’s discussion and analysis (the “Annual Materials”).
Under this system, reporting issuers are permitted to deliver the Annual Materials by posting them on System for Electronic Document Analysis and Retrieval (“SEDAR”) as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Annual Materials under this system.  The notice package must include (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Annual Materials; and (iv) a plain-language explanation of how the notice and access system works and how the Annual Materials can be accessed online.  Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically.  This notice package must be mailed to shareholders for whom consent to electronic delivery has not been received.
PolyMet has elected to send the Annual Materials to Beneficial Shareholders using the notice and access system.   As such, PolyMet will send the above mentioned notice package to beneficial shareholders which will include instructions on how to access PolyMet’s Annual Materials online and how to request a paper copy.  Distribution of the Annual Materials under this system not only reduces printing and mailing costs, but it also reduces PolyMet’s impact on the environment.

What is the date, time and place of the Meeting?
The Meeting will be held at the offices of Farris LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, and online by the way of a live webcast at  www.virtualshareholdermeeting.com/PLM2020, on Wednesday, June 24, 2020 at 10:00 a.m. (Pacific Time).
Who can vote at the Meeting?
Only registered shareholders as at the close of business on May 7, 2020 will be entitled to vote at the Meeting.  As at May 7, 2020, there are 1,006,332,378 common shares without par value of PolyMet (“Common Shares”) issued and outstanding.  Each person voting at the Meeting has one vote in a vote by show of hands.  If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.
Registered Shareholder: Common Shares Registered in Your Name
If on May 7, 2020, your Common Shares were registered directly in your name with the registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder.  As a registered shareholder, you may vote in person at the Meeting or vote by proxy.  Whether or not you plan to attend the Meeting, PolyMet urges you to, as promptly as possible, complete and return the Form of Proxy, or vote by proxy online, as instructed below to ensure your vote is counted.
Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization
If on May 7, 2020, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”.  The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Depositary Trust Company in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting.  As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name.  You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.
What am I voting on at the Meeting?

At the Meeting, the shareholders will be asked to vote on the following resolutions:

●	to elect seven directors to hold office until the close of the next annual meeting of shareholders;

●	to appoint Deloitte & Touche LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditors; and

●	to consider, and if deemed appropriate, approve a special resolution to consolidate the issued and outstanding common shares of the Company (the “Consolidation”) on the basis of up to ten (10) pre-Consolidation shares for every one (1) post-Consolidation share and further authorize the Company’s Board of Directors to determine when and if to effect such Consolidation.

How does the Board recommend that I vote?
The Board of Directors believe that the election of the seven nominees to the Board of Directors, the appointment of Deloitte & Touche LLP as the auditor and the approval of the Consolidation and to authorize the Board of Directors to determine when and if to effect such Consolidation are each in the best interests of PolyMet and the shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named nominees for election to the Board of Directors, “FOR” the appointment of Deloitte & Touche LLP as the auditor and “FOR” the Consolidation and to authorize the Board of Directors to determine when and if to effect such Consolidation.

What vote is required in order to approve each proposal?
Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to the Board of Directors who receive the largest number of favourable votes will be elected directors, up to the maximum number of directors set by ordinary resolution.  Shareholders are not entitled to cumulative votes for the election of directors.  Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.
A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of Deloitte & Touche LLP as the auditor and independent registered public accounting firm.
At least two-thirds of the votes cast by proxy or in person at the Meeting is required to approve the Consolidation and to authorize the Board of Directors to determine when and if to effect such Consolidation.
Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of the Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter.  Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.
How do I vote?
Registered Shareholder: Common Shares Registered in Your Name
If you are a registered PolyMet shareholder, you may vote by attending the Meeting in person however; in light of the current COVID-19 outbreak and the advice of government agencies, PolyMet strongly encourages you to, as promptly as possible, complete and return the form of proxy, or vote by proxy online, mail or telephone, as instructed in the Management Information Circular.

●	To vote in person at the Meeting, please come to the Meeting and you will receive an attendance card when you arrive.

●	To vote by proxy over the telephone, please call 1-800-690-6903 up until 11:59 p.m. Eastern Time on Monday, June 22, 2020.

●	To vote using a Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

●	To vote by proxy online, go to www.proxyvote.com and follow the online voting instructions and refer to your holder account number and proxy access number provided on the Form of Proxy.

Whether you are voting by paper or online proxy, your proxy must be received by Broadridge, Attention:  Vote Processing, 51 Mercedes Way, Edgewood, NY, 11717 no later than June 22, 2020 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed.  Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.
If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.
You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the Form of Proxy.  To exercise this right, please insert the name of your nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization
PolyMet has two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to PolyMet, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”.  As allowed under Canadian provincial securities laws, PolyMet has obtained a list of the non-objecting beneficial owners from intermediaries and has used that list to distribute proxy-related materials directly to non-objecting beneficial owners.
If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Broadridge.  If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.
The voting instruction form that you will receive is similar to the proxy that PolyMet provides to the registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf.  No person will be admitted at the Meeting to vote by presenting a voting instruction form.
●	To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

●	To vote in person at the Meeting, you must instruct Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.
If you have any questions, contact Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.
How will proxies be exercised?
The proxyholder will vote according to instructions in the proxy on any ballot, which may be called for and for which a choice has been specified.  Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” each of the motions proposed to be made at the Meeting as stated in the proxy.
The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting.  The Board of Directors knows of no such amendment, variation or other matter that is to be presented for action at the Meeting.  However, if any other matters which are not now known to the Board of Directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.
What is the quorum for the Meeting?
A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy.  Under PolyMet’s Articles, the quorum for the Meeting is two shareholders present in person or by proxy holding or representing at least 5% of the Common Shares.  If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.
What does it mean if I receive more than one set of proxy materials?
This means that you own Common Shares that are registered under different names.  For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization.  In these situations, you will receive multiple sets of proxy materials.  It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy online, and complete and return all voting instruction forms in order to vote all of the Common Shares you own.  Each paper proxy you receive will come with its own return envelope.  If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?
Yes, if you are a registered shareholder and have voted by paper or online proxy, you may revoke your proxy by delivering a duly executed proxy by paper or online with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at the Company’s registered office at Farris LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Denise Nawata, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.
Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used.  You may also revoke your proxy in any other manner permitted by law.
If you are a non-objecting beneficial owner, you should contact Broadridge in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Broadridge.  Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.
Who pays the cost of the proxy solicitation?
PolyMet will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials.  Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold Common Shares for beneficial shareholders.  PolyMet will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to beneficial shareholders.  In addition, proxies may be solicited by certain directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail.  No additional compensation will be paid to directors, officers or other employees for soliciting proxies.  PolyMet may, if determined advisable, retain at its cost an agency to solicit proxies in Canada and in the United States.
How can I make a shareholder proposal for PolyMet’s 2021 Annual Meeting?
If you want to propose a matter for consideration at the 2021 Annual Meeting, then that proposal must be submitted to PolyMet at the Company’s registered office at Farris LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Denise Nawata, 90 days before the anniversary date of the Notice of Meeting for the 2021 Annual Meeting.  To be eligible to submit a proposal, a person:
●	must be, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of Common Shares:

	–	that is equal to at least 1% of the total number of outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	–	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal, is at least $2,000; or

●	must have the support of persons who, in the aggregate, and not-including the person that submits the proposal, have been, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of Common Shares:

	–	that is equal to at least 1% of the total number of outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	–	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal, is at least $2,000.

For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), contain:

●	the name and address of the person and of the person’s supporters, if applicable; and

the number of Common Shares held or owned by the person and the person’s supporters, if applicable, and the date the Common Shares were acquired.
What if I have any questions regarding the Meeting?
If you have any questions regarding the Meeting, please contact either Broadridge or PolyMet as follows:

Broadridge

●	by phone:	1-800-693-6903, or

●	by mail:	51 Mercedes Way, Edgewood, New York 11717

PolyMet

●	by phone:	1-416-915-4149;

●	by email:	info@polymetmining.com, or

●	by mail:	First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7
How can I find out the results of the voting at the Meeting?
Preliminary voting results will be announced at the Meeting.  Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available online at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available online at www.sec.gov.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
As of May 7, 2020, to the knowledge of the directors and executive officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, other than Glencore AG, which holds 71.6% of the outstanding Common Shares.
BUSINESS TO BE CONDUCTED AT THE MEETING
1.       Presentation of Financial Statements
The audited consolidated financial statements of the Company for the year ended December 31, 2019, together with the report of the auditors thereon, will be placed before the Meeting.  Copies of the financial statements and management discussion and analysis (“MD&A”) can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.  Copies of such documents will be provided to shareholders free of charge.  These documents are also available online at www.sedar.com and www.sec.gov.
2.        Election of Directors
Director Nominees for Election
The Board of Directors have passed a resolution to set the number of directors to be elected at seven.  All current directors intend to stand for re-election to the Board of Directors, with the exception of W. Ian L. Forrest, Helen Harper and Michael M. Sill.  The Board of Directors has put forward the names of the directors as nominees as outlined below.

PolyMet has a majority voting policy in respect of election of directors.  In an uncontested election of directors of the Company, each director should be elected by the vote of a majority of the shares represented in person or by proxy at the shareholders' meeting convened for such election of directors.   If any nominee receives a greater number of votes "withheld" from his or her election than votes "for'' such election, that director shall promptly tender his or her resignation to the chair of the Board following the meeting. In this policy, an "uncontested election" means an election where the number of nominees for election as a director equals the number of directors to be elected.

The Nominating and Corporate Governance Committee (the "Committee") shall consider any such offer of resignation and recommend to the Board whether or not to accept it.  Any director who has tendered his or her resignation shall not attend or participate in the deliberations of either the Committee or the Board. The Committee shall recommend to the Board to accept the resignation of the director, absent exceptional circumstances. For the purposes of the policy “exceptional circumstances” may include: (i) the effect such resignation may have on the Company’s ability to comply with any applicable commercial or corporate governance agreements, governance rules and policies or applicable corporate or securities laws; (ii) the director is a member of an established and active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director may jeopardize the achievement of the special committee’s mandate; (iii) majority voting was used for a purpose inconsistent with the policy objectives of the Toronto Stock Exchange’s majority voting requirement; or (iv) any other factors that the members of the Committee consider relevant.

The Board shall act on the Committee's recommendation within 90 days following the applicable shareholders' meeting and announce its decision through a press release, after considering the factors identified by the Committee and any other factors that the members of the Board consider relevant. For greater clarity, the Board will accept the resignation of the director absent exceptional circumstances. If the Board declines to accept the resignation, it should include in the press release the reasons for its decision.

Forms of proxy provided for use at any shareholders meeting where directors are to be elected should enable the shareholders to vote in favour of, or to withhold from voting in respect of, each nominee separately. The results of the vote will be filed on SEDAR.

Subject to any applicable corporate law restrictions or requirements, if a resignation is accepted, the Board may leave the resulting vacancy unfilled until the next annual general meeting. Alternatively, it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.
The term of each present director expires at the conclusion of the Meeting.  Each director elected at the Meeting will hold office until the conclusion of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with PolyMet’s Articles or the Company’s governing legislation.
PolyMet is not aware that any of the nominees will be unable or unwilling to serve as one of the directors; however, should PolyMet become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Board of Directors in its discretion, may select.
The persons named in the proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.
The Board of Directors recommends a vote “FOR” each named nominee.

Information about Nominees for Directors
The following table provides certain information regarding the nominees for election to the Board of Directors. The respective nominees have provided this information to PolyMet as of May 7, 2020.
Name, Province/State and Country of Residence	Director Since	Position with PolyMet	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Jonathan Cherry(5, 6) Minnesota, United States	July 16, 2012	Director, President & Chief Executive Officer	1,632,928
Dr. David Dreisinger(3, 4, 5, 6) British Columbia, Canada	October 3, 2003	Director	233,266
David J. Fermo New York, United States	N/A	Proposed Director	Nil
Alan R. Hodnik(2, 5) Minnesota, United States	March 9, 2011	Director	233,141
Roberto Huby Lima, Peru	N/A	Proposed Director	Nil
Hilmar Rode Zug, Switzerland	February 28, 2020	Director	Nil
Stephen Rowland(2, 4) Connecticut, United States	October 30, 2008	Director	232,641

Notes:	(1)	The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.
	(2)	Member of the Compensation Committee.
	(3)	Member of the Audit Committee.
	(4)	Member of the Nominating and Corporate Governance Committee.
	(5)	Member of the Health, Safety, Environment and Communities Committee.
	(6)	Member of the Technical Steering Committee.
The following is a brief profile of each of the nominees for election to the Board of Directors:
Jonathan Cherry has served as the President and Chief Executive Officer and as a member of the Board of Directors since July 2012.  He is the Chair of the Health, Safety, Environment and Communities committee and is also a member of the Technical Steering committee. Mr. Cherry has been involved in the mining industry since 1990 and prior to joining the Company in 2012, Mr. Cherry’s career spanned more than 20 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution Copper project in Arizona. Mr. Cherry is a licensed Professional Engineer.  Mr. Cherry currently resides in Minnesota, United States.
Dr. David Dreisinger has served as a member of the Board of Directors since October 2003.  He is the Chair of the Technical Steering committee and is also a member of the Health, Safety, Environment and Communities, Audit and Nominating and Corporate Governance committees.  Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy.  He has published over 300 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 23 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores.   Dr. Dreisinger serves as a director of Euro Manganese Inc. and Search Minerals, Inc., and as Vice President – Metallurgy for each of Camrova Resources Inc. and Search Minerals Inc.  Dr. Dreisinger currently resides in British Columbia, Canada.

David Fermo is being nominated as a member of the Board of Directors for the first time.  Mr. Fermo initiated his career in South Africa as an auditor before moving to the United States to attend The Wharton School of Finance in Philadelphia. His career spans auditing, financial analysis, bond fund management and private banking. David’s first position in the U.S. was with Paine Webber for 8 years in various positions including a Financial Analyst, reporting to the CFO of Paine Webber Group and the Asset Management Division where he managed Investment Grade and Mortgage Bond portfolios. Mr. Fermo also spent 6 years at Goldman Sachs Asset Management where he led a team of professionals nationally who placed investment products managed by Goldman Sachs with institutions.  He was also a Goldman Sachs appointee to the board of a client’s registered mutual fund complex.  Mr. Fermo then spent over 22 years at J.P. Morgan, in three positions, encompassing both the Asset Management Division and the Private Bank.  Mr. Fermo retired from J.P. Morgan in 2017 and currently works with his son in a real estate endeavor.  Mr. Fermo holds degrees in business and accounting from the University of the Witwatersrand, Johannesburg South Africa.  He is a Chartered Accountant (South Africa) and has an MBA from The Wharton School of the University of Pennsylvania.  Mr. Fermo currently resides in New York, United States.

Alan R. Hodnik has served as a member of the Board of Directors since March 2011.  He is the Chair of the Compensation committee and is also a member of the Health, Safety, Environment and Communities committee.  Mr. Hodnik was named President of ALLETE Inc. in May 2009 until February 2019, CEO in May 2010 until present, and named ALLETE Board Chairman in May 2011 until January 2020.  In February 2020 Bethany Owen was named ALLETE President and CEO and Al Hodnik was named ALLETE Executive Chairman as part of a planned and orderly succession process. Mr. Hodnik will remain ALLETE Executive Chairman until May 2021 at which time he will retire from the company and also from the board.  Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer.  As Chief Operating Officer, he provided leadership to BNI Coal Mining-North Dakota, Superior Water Light & Power-Wisconsin and transmission, distribution, generation, engineering, customer service for all aspects of Minnesota Power.  Minnesota Power is the region’s power supplier, including serving all large industrial mining and paper producers within the mineral district where PolyMet’s proposed mill is located. Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987-1998.  The cities of Aurora-Hoyt lakes co-host the PolyMet Erie Mine site location.  Mr. Hodnik maintains very strong working relationships with government, business, labor, education and community stakeholders in the State of Minnesota.  Mr. Hodnik serves on the Edison Electric Institute (EEI), as well as, the Essentia Health Systems Boards of Directors.  Mr. Hodnik currently resides in Minnesota, United States.

Roberto Huby is being nominated as a member of the Board of Directors for the first time.  Mr. Huby is the General Manager Corporate Affairs for Glencore’s South American copper operations. He joined Glencore in 2007 and held various positions with responsibility in the marketing and assets divisions.  Mr. Huby also serves as member of the board of Compañia Minera Antamina SA, Compañia Minera Doña Ines de Collahuasi SCM, and Compañía Minera Antapaccay SA.  Mr. Huby holds a Bachelor of Science degree in industrial engineering from the Pontificia Universidad Catolica del Peru and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania. Mr. Huby currently resides in Lima, Peru.

Hilmar Rode has served as a member of the Board of Directors since February 2020.  He currently leads operational strategy, technical services and projects, and capital management for Glencore’s copper assets group.  With 30 years in global mining, chemicals and industrial gases, Hilmar brings significant experience to the board. He began his career in process development and research engineering before joining Anglo American, where he worked for 12 years in positions of increasing leadership in its industrial diamonds, base metals and paper divisions in South Africa, United Kingdom and Austria, respectively. He joined Glencore in 2007 as CEO of its zinc division in Bolivia, returning in 2019 to the copper division in his present position after a two-year stint with BHP as president of Minera Escondida Ltda. in Chile, and nearly three years at Nyrstar as CEO and executive director in Switzerland.  Hilmar holds a bachelor’s degree in chemical engineering from the University of Stellenbosch, Stellenbosch, South Africa, a master’s in environmental engineering and doctorate in chemical engineering from State University, Buffalo, New York, and a certificate in the Advanced Management Program from Harvard Business School.  Mr. Rode currently resides in Zug, Switzerland.
Stephen Rowland has served as a member of the Board of Directors since October 2008.  He is also a member of the Nominating and Corporate Governance and Compensation committees.  Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States.  Mr. Rowland currently resides in Connecticut, United States.

To the knowledge of PolyMet’s management, no directors: (i) are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director; or (ii) have, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the director.
3.        Appointment of Auditors
Deloitte & Touche LLP has served as PolyMet’s auditor since August 2019.  Upon the recommendation of the Audit Committee, it is proposed that Deloitte & Touche LLP be appointed as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.  If the resolution is not adopted, the Business Corporations Act (British Columbia) provides that the current auditor, Deloitte & Touche LLP, will continue to act for PolyMet until such time as the shareholders approve an alternative auditor.
A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of Deloitte & Touche LLP.
The persons named in the proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of Deloitte & Touche LLP as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.
The Board of Directors recommends a vote “FOR” appointing Deloitte & Touche LLP.
4.        Approval of the Proposed Consolidation

The Board of Directors believes, for the reasons listed below, that the Consolidation may be a benefit for the Company and its shareholders. Shareholders are being asked to consider and, if thought fit, to pass a special resolution (the “Consolidation Resolution”) authorizing the Board of Directors, in its sole discretion, to consolidate the issued and outstanding Common Shares on the basis of up to ten (10) pre-Consolidation shares for every one (1) post-Consolidation share and to amend the Company’s articles accordingly. Notwithstanding approval of the Consolidation Resolution by shareholders of the Company, the Board of Directors may, in its sole discretion, determine the timing of the Consolidation and whether to revoke this special resolution, and abandon the Consolidation Resolution without further approval or action by or prior notice to shareholders.
Reasons for the Consolidation

A key reason why the Board of Directors is seeking approval to implement the Consolidation is to avoid the potential delisting of the Common Shares from the NYSE American (“NYSE”).
On January 6, 2020, the Company received notification from the NYSE advising that the Company was approaching non-compliance in regard to Part 10 of the NYSE Company Guide.  If the Company's common stock falls below US$0.20 on a 30 trading-day average, the Company will be notified that it has fallen below compliance levels with the continued listing standards and it will become subject to continued listing evaluations and follow-up which could, among other things, result in the initiation of delisting proceedings.  As such, the NYSE deemed it may be appropriate for the Company to consider a share consolidation.  However, if a Company intends to implement a share consolidation, should it be required in the near future, a share consolidation will require the approval of its shareholders, no later than its next annual meeting.
On February 27, 2020, the Board of Directors approved putting a resolution forward to the shareholders of the Company to allow the Board of Directors to implement a share consolidation plan, should the need arise in the future.

If the Consolidation Resolution is approved, the Board of Directors would have the authority, in its sole discretion, to select the exact share consolidation ratio, provided that the ratio may be no larger than ten (10) pre-Consolidation shares for every one (1) post-Consolidation share. Approval of the implementation of the Consolidation by shareholders would give the Board of Directors authority to implement the Share Consolidation at any time prior to the next annual meeting of shareholders. In addition, notwithstanding approval of the Consolidation Resolution by shareholders, the Board of Directors may, in its sole discretion, revoke the Consolidation Resolution and not proceed with the implementation of the Consolidation without further approval or action by or prior notice to shareholders. It is expected that should a share consolidation occur, the post-consolidation Common Shares will generally commence trading on the TSX and the NYSE at the opening of trading three trading days following the effective date.
The Board of Directors believes that having authority to implement the Consolidation up to a maximum ratio (rather than a single ratio) provides the flexibility to implement the Consolidation in a manner intended to maximize the anticipated benefits for the Company and its shareholders because it is not possible to predict market conditions at the time the Consolidation may be implemented. In determining which precise ratio to select up to the maximum ratio authorized by the Consolidation Resolution, the Board of Directors may consider a number of factors, including the following:
●	the trading price of the Common Shares at that time and the expected stability of that trading price;
●	historical trading prices and trading volumes of the Common Shares;
●	the Common Shares’ continuing eligibility to remain listed on the NYSE;
●	the anticipated impact of the Consolidation on future trading prices and trading volumes of the Common Shares;
●	trading price thresholds that affect the ability of certain equity market participants to invest or recommend investments in the Common Shares;
●	trading price thresholds that affect the eligibility of the Common Shares to be included in stock market indices;
●	the adequacy of public distribution of the Common Shares following the implementation of the Consolidation; and
●	prevailing general market and economic conditions.
Delisting from the NYSE could significantly reduce liquidity in the Common Shares and a sustained downturn in the market price of the Common Shares could adversely effect the Company’s ability to raise additional equity financing, as and when needed, and would likely significantly increase the dilution that existing shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares. Additionally, some shareholders would not be able to hold securities not listed in the United States and would therefore be forced to sell, placing additional pressure on the Company’s share price.
The Board of Directors believes that existing and prospective investors, especially in the United States, will perceive an investment in the Common Shares more favourably if the Company is listed on the NYSE. The Company also believes that achieving a higher market price for the Common Shares through a possible Consolidation could enhance comparability to its peers on per share metrics, as well as reduce the volatility of the Common Shares. A Consolidation may also make the Common Shares eligible for inclusion in certain stock market indices which could attract investments from index tracking funds, as certain stock market indices have minimum share price requirements, among other requirements. It could also attract investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price. A share consolidation may also increase analyst and broker interest as policies governing analysts and brokers may discourage following or recommending companies with lower stock prices. In addition, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in lower-priced stocks or tend to discourage individual brokers from recommending lower-priced stocks to their customers, in part because processing of trades in lower-priced stocks may be economically unattractive.
Principal Effects of the Consolidation
As the Company currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Shares that remain available for future issuances.
The Consolidation will not affect any shareholder’s percentage ownership interest or proportionate voting power in the Company, other than as a result of the creation and disposition of fractional share interests as described below. Likewise, all equity awards granted, the number of Common Shares reserved for issuance and any maximum number of Common Shares with respect to which equity awards may be granted to any participant, under the Company’s equity incentive plans, would also be adjusted as a result of the Consolidation, such that the number of Common Shares underlying outstanding options, restricted share units and deferred share units, would be reduced proportionately such that its underlying award value will not change as a result of the Consolidation.

Risks associated with the Consolidation
Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Company’s financial and operational results, its financial position, including its liquidity and capital resources, the development of the NorthMet Project, general industry conditions including commodity prices, geopolitical developments, the market’s perception of the Company’s business and prospects and other factors, including ongoing economic and capital market impacts of the novel coronavirus pandemic, which are unrelated to the number of Common Shares outstanding.
Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the Consolidation to the extent necessary to cure the minimum price deficiency and avoid a delisting of the Common Shares from the NYSE or that the market price of the Common Shares will not decrease in the future and create another minimum price deficiency. There can also be no assurance that a share consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the NYSE or that the Common Shares will not be delisted because the Company fails to meet other continued listing requirements of the NYSE.
The market price of the Common Shares is expected to be approximately equal to the market price of the Common Shares prior to the Consolidation multiplied by the consolidation ratio that is selected by the Board of Directors pursuant to the terms of the Consolidation Resolution but there is no assurance that the anticipated market price immediately following the implementation of the Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Company’s Common Shares (the market price multiplied by the number of Common Shares outstanding) after the Consolidation may be lower than the total market capitalization of the Common Shares prior to the Consolidation.
Although the Company believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares by potentially broadening the pool of investors that may consider investing in the Company, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, increasing analyst and broker interest in the Common Shares and reducing volatility in the trading of the Common Shares, there is no assurance that the Consolidation will achieve this result. As a result, the trading liquidity of the Common Shares may not necessarily improve.
If the Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. Both the total market capitalization of the Company and the adjusted market price of the Common Shares following the Consolidation may be lower than they were before the Consolidation took effect. Consequently, the reduced number of Common Shares that would be outstanding after the Consolidation is implemented could adversely affect the liquidity of the Common Shares.
The Consolidation will, in all likelihood, result in some shareholders owning “odd lots” of fewer than 100 Common Shares on a post-Consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than Shares in “board lots’. Brokerage commissions and other costs of transactions in odd lots are often higher than the costs of transactions in “round lots” of even multiples of “board lots”. Further, because public data feeds that display stock market quotes generally include only standard trading units, odd lot orders and the odd lot portions of mixed lot orders are unable to trade against the displayed liquidity and, thus, are not covered by applicable order protection regulations in Canada and the United States that require a sale order to be executed at the best available (i.e., highest) bid price. Accordingly, shareholders selling odd lot shares may do so at a price that is lower than the quoted bid price and may have a reduced ability to ascertain whether or not they are getting the best available price when selling their shares.

A share consolidation may also create an immaterial element of dilution for certain shareholders because the Consolidation is likely to create fractional Common Shares. For more details see Section “Effects of the Consolidation”.
Effects of the Consolidation
If the Consolidation is approved and implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board of Directors when required. At the close of business on May 7, 2020, the closing price of the Common Shares on the TSX was C$0.37, the closing price of the Common Shares on the NYSE was US$0.2739 and there were 1,006,332,378 Common Shares issued and outstanding. Based on the number of Common Shares currently issued and outstanding on May 7, 2020, immediately following the completion of the Consolidation, for illustrative purposes only, depending on the consolidation ratio selected, the number of Common Shares then issued and outstanding (disregarding any resulting fractional Common Shares) will be as follows:

Share Consolidation Ratio	Common Shares Outstanding Post-Consolidation
10:1	100,633,237
The Company would not expect the Consolidation itself to have any economic effect on holders of Common Shares or securities exercisable to acquire Common Shares, except to the extent the Consolidation could result in fractional shares (see Section “No Fractional Shares” below).
The Consolidation would also not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Consolidation, the Company could continue to be subject to periodic reporting and other requirements of the Exchange Act and Canadian securities laws and the Common Shares will continue to be listed on the TSX under the symbol “POM”. If the implementation of the Consolidation cures the minimum price deficiency and the Company continues to meet the other listing requirements of the NYSE, the Common Shares will continue to be listed on the NYSE under the symbol “PLM”.
Voting rights and other rights of the holders of Common Shares prior to the implementation of the Consolidation would also not be affected by the Consolidation, other than as a result of the creation and disposition of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the Consolidation. The number of registered shareholders will not be affected by the Consolidation.
Effect the Consolidation could have on Share Certificates
If the Consolidation does occur, registered shareholders who hold at least one new post-Consolidation Common Share would be required to exchange their share certificates representing their pre-Consolidation Common Shares for new share certificates representing their new post-Consolidation Common Shares or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of new post-Consolidation Common Shares they hold following the Consolidation. DRS is an electronic registration system which allows shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement rather than a physical share certificate.
The transfer agent, Computershare Investor Services Inc., would then send each registered shareholder a letter of transmittal that contains instructions on how to surrender common share certificates representing pre-consolidation Common Shares to the transfer agent of the Company. The transfer agent would then send to each registered shareholder who follows the instructions provided in the letter of transmittal, a new share certificate representing the number of new post-Consolidation Common Shares to which the registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-Consolidation Common Shares the registered Shareholder holds following the Consolidation. Non-registered shareholders who hold Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) would need to contact their intermediaries.

Until surrendered to the transfer agent, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the registered shareholder is entitled as a result of the Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their pre-Consolidation share certificate(s) for exchange, registered shareholders would not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Consolidation.
Any registered Shareholder whose pre-Consolidation certificate(s) have been lost, destroyed or stolen would be entitled to a replacement share certificate only after complying with the requirements that the Company the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.
The method chosen for delivery of share certificates and letters of transmittal to the Company’s transfer agent would be the responsibility of the registered shareholder and neither the transfer agent nor the Company will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent. The Company recommends that such certificates and documents be delivered by hand to the transfer agent and a receipt therefor be obtained or, if mailed, that registered mail with return receipt be used and that appropriate insurance be obtained.
Effect the Consolidation could have on uncertificated shares
If the Consolidation does occur, the holders of Common Shares who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, would have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial owners, by their brokerage firms, banks, trusts or other nominees that hold in “street name” for their benefit, as the case may be, to give effect to the Consolidation. Such holders would not need to take any additional actions to exchange their pre-Consolidation book-entry shares, if any, for post-Consolidation shares.
Effect the Consolidation could have on non-registered shareholders
If the Consolidation does occur, non-registered shareholders holding their Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered shareholders. If you hold your Common Shares through an intermediary, shareholders would be encouraged to contact their intermediary.
No fractional shares

If the Consolidation does occur, no fractional Common Shares would be issued pursuant to the Consolidation. All fractions of post-Consolidation shares will be rounded down.

For the avoidance of doubt, the Company would only be responsible for dealing with fractions arising on registered holdings.  For shareholders whose Common Shares are held through an intermediary (a securities broker, dealer, bank or financial institution), the effect of the Consolidation on their individual shareholdings would be administered by the intermediary. The effect would be expected to be the same as for registered shareholders, however, it is the intermediary’s responsibility to deal with fractions arising within their customer accounts, and would not be the responsibility of the Company.

No dissent rights

Shareholders would not be entitled to exercise any statutory dissent rights in connection with a share consolidation.
Vote Required and Form of Resolution
The Consolidation Resolution is a special resolution. In accordance with the Company’s articles and the BCBCA, in order to pass special resolutions, at least two-thirds of the votes cast at the Meeting must be voted in favour of the resolution.

Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:
“BE IT RESOLVED as a special resolution THAT:
1. Subject to the approval of the TSX, NYSE and all other applicable regulatory authorities, the shareholders of the Company hereby approve the consolidation (the “Consolidation”) of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-Consolidation shares for every one (1) post-Consolidation share and further authorize the Company’s Board of Directors to determine when and if to effect such Consolidation;
2. notwithstanding that this resolution has been passed by the shareholders of PolyMet, the Board of Directors of PolyMet may revoke such resolution at any time before it has been effected without further action by the shareholders; and
3. any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”
The persons named in the proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the Consolidation and to further authorize the Company’s Board of Directors to determine when and if to effect such Consolidation.
The Board of Directors recommends a vote “FOR” approval of the Consolidation and further authorizes the Company’s Board of Directors to determine when and if to effect such Consolidation.
If shareholders pass the Consolidation Resolution, the Consolidation will take effect on a date to be coordinated with the TSX and the NYSE and announced in advance by the Company.
4.         Other Business
Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  However, if any other matters which are not now known to PolyMet shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.
STATEMENT OF EXECUTIVE COMPENSATION
In this Management Proxy Circular, a “Named Executive Officer” (“NEO”) means: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) the three other most highly compensated executive officers at the end of the financial year; and (iv) each individual who would be an NEO but for the fact that the individual was neither an executive officer, nor serving in a similar capacity as the end of the financial year.  For the financial year ended December 31, 2019, PolyMet had five NEO’s, namely Messrs. Jonathan Cherry, Patrick Keenan, Bradley Moore, Ryan Vogt and Andrew Ware. Mr. Ware is not an executive officer (for the purposes of applicable securities legislation) but constitutes a NEO.
Compensation Committee
The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to each of the executive officers of PolyMet.  In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan and Share Bonus Plan.
Composition of the Compensation Committee
During the year ended December 31, 2019, the following individuals served as members of the Compensation Committee: Alan R. Hodnik, Dennis Bartlett and W. Ian L. Forrest, each of whom were directors of PolyMet during the time they served and all of whom are non-management and were deemed to be independent during the year.  Mr. Bartlett resigned from the Board of Directors on December 31, 2019.  Stephen Rowland participated in the Compensation Committee meetings as a non-voting member as he was not deemed independent during the year.  On February 27, 2020, the Compensation Committee amended its charter to remove the reference that all members of the Compensation Committee must be independent and Mr. Rowland was subsequently appointed as a voting member of the committee.  Each of the members of the Compensation Committee has extensive experience in corporate management in either the mining industry or in businesses located in Minnesota.  Mr. Hodnik was named as the ALLETE Board Chairman in May 2011 until January 2020.  In February 2020 Bethany Owen was named ALLETE President and CEO and Al Hodnik was named ALLETE Executive Chairman as part of a planned and orderly succession process. Mr. Hodnik will remain ALLETE Executive Chairman until May 2021 at which time he will retire from the company and also from the board.  Allete Inc., is a Minnesota-based utility, with approximately 1,400 employees, many of whom are skilled engineers, environmental specialists or experienced in project development and finance, and many of whom work in north eastern Minnesota.  Mr. Forrest has more than forty years of experience in senior corporate management and board oversight primarily in the global natural resources industries.  Mr. Bartlett had more than thirty years of experience in senior corporate management and board oversight primarily in the global natural resources industries.

PolyMet has utilized a compensation consultant, The Human Well, since August 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Compensation Committee used this data to ensure PolyMet has the ability to attract, retain and motivate directors and key executives.  Compensation is intended to be competitive with similar positions in the comparator group.  The comparator group includes publicly held companies of similar size and market capitalization in Canada and the United States and other companies operating in the mining industry in North America.  PolyMet uses comparator group information as a general guide to assist in comparing and reviewing compensation levels and establishing compensation arrangements.  PolyMet does not rely solely on specific benchmarks relative to the comparator group or any particular company in the comparator group but does consider this information when setting the overall compensation strategy.
PolyMet paid the following fees to The Human Well for these services for the years ended ended December 31, 2019 and 2018.

Year Ended	Executive Compensation Related Fees (US$)	All Other Fees (US$)
December 31, 2019	29,100	Nil
December 31, 2018	67,500	Nil
The Human Well will continue to provide PolyMet with compensation consulting services for the current financial year.
No members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any subsidiaries within the last three years, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet.  In addition, executive officers have not served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of the Compensation Committee or Board of Directors. All meetings of the Compensation Committee are documented in the form of meeting minutes. The Compensation Committee met five times during the year, and the attendance of each committee member is listed below:

Committee Member	Attendance
Dennis Bartlett(1)	5/5
W. Ian L. Forrest	5/5
Alan R. Hodnik	5/5
Stephen Rowland	2/5

(1) Mr. Bartlett resigned from the Board of Directors on December 31, 2019.

Objectives of Executive Compensation
Due to the competitive nature of the industry, executive talent has significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize business objectives underlies the design and implementation of all compensation programs.
The Compensation Committee endeavours to ensure that PolyMet’s compensation policies:
●	align the short-term and long-term interests of its management team with those of its shareholders;

●	attract and retain highly qualified executives;

●	motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives; and

●	ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet.
The Compensation Committee has adopted share ownership guidelines for directors and other key personnel.  As of May 7, 2020, the Compensation Committee was satisfied that these goals are being met in a timely fashion.
Risks Associated with PolyMet’s Compensation Policies and Practices
The Company’s compensation program is structured in a way that does not encourage excessive risk-taking by employees.  Performance targets are designed to measure a mixture of financial and non-financial measures and to balance short-term and longer-term objectives.  No single metric or objective can significantly impact executive compensation in a given year.
The compensation mix between base salary and at-risk pay (long-term incentives), and the balance between short-term (paid in cash and stock) and long-term incentives (paid in stock options, restricted stock, and restricted stock units), are designed to ensure that executive officers do not take inappropriate or excessive risks in the performance of their duties.  Before recommending the compensation mix to the Board, the Compensation Committee undertakes an annual review of the compensation policies and programs and considers the implications and risks associated with such policies and programs.  Based on its most recent review, the Compensation Committee did not identify any risks from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.
Policy against Hedging
No executive officer or director is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities that are granted as compensation held directly or indirectly.
Structure of Executive Compensation
PolyMet’s compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the overall assessment of each executive officer’s individual performance, and each executive officer’s contribution towards meeting corporate objectives, levels of responsibility and length of service.  PolyMet has structured long-term incentives to ensure that compensation is closely aligned with shareholder interests and that a significant proportion of compensation is at risk and linked to PolyMet’s success.

Elements of Executive Compensation
PolyMet’s compensation package for its executive officers consists of base salary, short-term incentives, long-term incentives, and customary employment benefits.  See the “Summary Compensation Table" for disclosure of total direct compensation (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) paid to the NEO’s during the three most recently completed financial years ended December 31, 2019, 2018 and 2017.

The Compensation Committee believes that the elements of executive compensation, when combined, form an appropriate mix of compensation.  The elements provide competitive salary, link executive compensation to corporate and individual performance (which rewards behavior that creates long-term value for shareholders and other shareholders), and encourage retention with time-based vesting attached to long-term incentives.
For the Company’s executive officers, the compensation mix is established with an emphasis on variable (or “at risk”) pay, which is not guaranteed, including a strong equity-linked component.  The total value is weighted towards “at-risk” variable compensation, which is based on performance and ties total direct compensation to the achievement of current and longer-term corporate objectives and strategies.
Base Salary

Base salary levels reflect the fixed component of pay that compensates the NEO’s for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives.  Base salaries are reviewed on an annual basis for each individual and adjusted where it is deemed necessary.  In order to ensure that base salaries are competitive relative to similar positions within the mining industry, industry salary surveys are reviewed.  Other considerations taken into account when examining base salaries include:  years of experience, the contribution which the individual can make and has made to the success of the Company, the level of responsibility and authority inherent in the individual’s job, and leadership qualities of the individual.
Annual and Long-Term Incentives
The Company has an Annual or Short-Term Incentive Plan (“STIP”) and Long-Term Incentive Plan (“LTIP”) developed by the Compensation Committee and approved by the Board, pursuant to which key employees are eligible for a bonus calculated as a percentage of their annual base salary if certain performance criteria prescribed by the STIP and LTIP are satisfied.  Incentives are based on two factors, namely (i) the achievement of specific corporate objectives, and (ii) the individual’s performance.  The weighting is based on the individual’s level in the Company.  The evaluation of PolyMet’s corporate performance is based on achievement of specific targets such as achievement of environmental review and permitting milestones, operating expenditures, and safety. The individual performance component is more subjective and is based on individual goals established at the beginning of the year for each individual, which are linked to the achievement of the Company’s goals.
PolyMet’s incentive compensation policy provides for targets for short-term and long-term incentive compensation as a percentage of base salary.  These targets are then multiplied by a performance factor to arrive at a final bonus as a percentage of salary. The performance factor is designed to provide the flexibility to recognize exceptional performance of an individual and is determined by the Compensation Committee with respect to the Chief Executive Officer, and jointly by the Compensation Committee and the Chief Executive Officer for other individuals. The performance factor, together with the targets, create a limit (the “maximum permissible bonus”) on the incentive compensation as a percentage of base salary.
Ultimately, the Compensation Committee uses its discretion at the end of the year when comparing actual achievements against the performance criteria prescribed by the STIP and LTIP. The Compensation Committee believes that rigid formulas can occasionally lead to an unwarranted result that does not accurately reflect performance and believes that the discretion of the Board should be the ultimate determinant of final, overall compensation within the context of pre-determined guidelines. See “Summary Compensation Table” in this Circular for actual amounts paid and value granted to Named Executive Officers for the year ended December 31, 2019.

Common Share Performance Graph
PolyMet’s Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”.   The Common Shares also trade on the NYSE under the symbol “PLM”.  Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on the Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index and S&P TSX Composite Index – Metals and Mining for the period of February 1, 2015 to December 31, 2019.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS
The S&P/TSX Composite Index is an index of the share prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy, and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. The S&P/TSX Composite Index – Metals & Mining is comprised of the world’s leading mining companies with holdings and projects all over the globe. Stocks included in this index provide diverse geographic exposure to mining companies and broad exposure to metals and minerals. As such, it is difficult to directly compare the NEO compensation with the trends reflected in the graph above.
The trend shown in the above graph does not correspond to the Company’s compensation to its executive officers for the financial year ended December 31, 2019 or for any prior fiscal periods. The Company’s executive compensation is based on a number of factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance (which is not necessarily tied exclusively to the trading price of the common shares on the TSX) and other factors discussed above. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its executive officers. These include, among other things, market perception of the Company’s ability to timely navigate the environmental regulatory and legal framework required for developing the NorthMet project, trading volume in the Company’s common shares, and changes in general conditions in the economy and financial markets. The Company’s philosophy is to reward the achievement of tangible objectives, not capital market speculation which may or may not be related to the performance of the executive officer.

The Company’s executive compensation package is designed to attract and retain top quality managers for the longer-term to manage and grow the business through both adverse and favorable economic cycles. During the year ended December 31, 2019, a significant portion of executive officer compensation was based on long-term incentives with the ultimate value received tied directly to the Company’s share price performance.
Highlights and events for the financial years ended December 31, 2019, 2018 and 2017, included:
●	August and September 2017 - MDNR released six draft water appropriation permits and two draft dam safety permits;

●	January 2018 - Minnesota Department of Natural Resources (“MDNR”) released its draft Permit to Mine and Minnesota Pollution Control Agency (“MPCA”) released its draft water quality permit, draft section 401 certification, and draft air emissions permit;

●	March 2018 - Updated Technical Report was issued under NI 43-101 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits. The update included detailed capital costs, operating costs, and economic valuations for the permitted mine plan, as well as discussion of potential future opportunities;

●	June 2018 - Completed federal land exchange with USFS giving the Company title and control over both surface and mineral rights in and around the NorthMet ore body;

●	November 2018 - MDNR issued all permits for NorthMet for which the Company had applied, including the Permit to Mine, dam safety and water appropriations permits;

●	December 2018 - MPCA issued all permits for NorthMet for which the Company had applied, including air and water permits;

●	March 2019 – Federal Record of Decision and wetlands permit were received from the U.S. Army Corps of Engineers, which was the last key permit or approval needed to construct and operate NorthMet;

●	June 2019 – $265 million rights offering completed with the proceeds used to full repay outstanding debt and strengthen the Company’s financial position. As a result of the rights offering, Glencore AG’s ownership in the Company increased to 71.6%;

●	November 2019 – Mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-2019 drilling program resulting in a Proven and Probable mineral reserve increase of 14% to 290 million tons and a Measured and Indicated mineral resource increase of 22% to 795 million tones;

●	Following receipt of the final key permit in March, the Company completed geotechnical investigations, installed monitoring wells, advanced project planning and implemented its environmental management system; and

●	A number of legal challenges have been filed contesting various aspects of federal and state decisions. Defense of these decisions continues with all final judgements to date being in the Company’s favor.

In determining executive compensation, the Compensation Committee took into consideration corporate performance and individual performance.  Although individual performance of the executives met performance objectives on a number of fronts, corporate performance had its mixture of successes and challenges.

Summary Compensation Table
The following table provides a summary of compensation awarded, earned, paid, or payable during the financial years ended December 31, 2019, 2018 and 2017 to the NEO’s.  Note the financial year ended December 31, 2017 consisted of an eleven-month period due to the Board of Directors approving a change of the financial year end from January 31 to December 31.
Name and principal position	Year Ended	Salary (US$)	Share- based awards (US$)(1)	Option- based awards (US$)(2)	Non-equity Annual incentive plans (US$)	Pension value (US$)(3)	All other compensation (US$)	Total compensation (US$)
Jonathan Cherry President and Chief Executive Officer	Dec 2019 Dec 2018 Dec 2017	426,400 412,000 377,700	412,100 343,500 Nil	416,500 349,400 Nil	586,300 556,200 412,000	16,800 15,900 14,600	Nil Nil Nil	1,858,100 1,677,000 804,300
Patrick Keenan (4) Chief Financial Officer	Dec 2019 Dec 2018 Dec 2017	331,200 320,000 173,300	266,700 152,400 200,000	269,600 156,200 200,000	227,700 216,000 100,500	16,800 15,900 8,000	Nil Nil Nil	1,112,000 860,500 681,800
Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Dec 2019 Dec 2018 Dec 2017	225,000 217,300 199,300	139,600 120,800 Nil	141,100 122,700 Nil	146,200 141,300 114,100	13,500 13,100 12,000	Nil Nil 16,600	665,400 615,200 342,000
Ryan Vogt Corporate Controller	Dec 2019 Dec 2018 Dec 2017	184,300 178,000 163,200	84,400 79,100 Nil	85,300 80,500 Nil	95,800 85,500 71,200	11,100 10,700 9,800	Nil Nil Nil	460,900 433,800 244,200
Andrew Ware Chief Geologist	Dec 2019 Dec 2018 Dec 2017	168,800 165,500 145,900	51,100 38,900 Nil	51,800 38,300 Nil	122,400 103,400 99,500	10,100 9,900 8,700	Nil Nil Nil	404,200 356,000 254,100

Notes:	(1)	Share-based awards: Balances represent shares valued using the Company’s share price the day prior to the grant. The Company’s practice is to grant long term equity-based awards at the start of each calendar year in January which resulted in no awards being reflected in the eleven months ended December 31, 2017 due to the financial year end change from January 31 to December 31.

On July 4, 2019, the Company closed a Rights Offering which had an effect on outstanding equity securities. The Omnibus Plan authorizes the Board to make appropriate adjustments to the terms of outstanding stock options and restricted share units to reflect changes to the Common Shares resulting from corporate transactions such as the Rights Offering. As such, the Company obtained approval from the Toronto Stock Exchange on August 16, 2019 to apply an anti-dilution adjustments to all shareholders of equity based securities as of the record date of the Rights Offering. Holders of restricted share units, as of the record date of the Rights Offering, received an increase to their respective holdings of 15.41%.

Mr. Cherry: On January 5, 2017, Mr. Cherry was granted 389,815 restricted share units valued at $292,400 with vesting on January 5, 2019. On March 30, 2018, Mr. Cherry was granted 394,768 restricted share units valued at $343,500 with 123,715 vesting on production and the remaining 271,053 vesting on March 30, 2020. On January 7, 2019, Mr. Cherry was granted 508,720 restricted share units valued at $412,100 with vesting on January 7, 2021. As a result of the Company’s Rights Offering, all NEO’s and holders of restricted stock units received an increase of 15.41% of units held.

Mr. Keenan: On June 15, 2017, Mr. Keenan was granted 327,869 restricted share units valued at $200,000 with 109,290 vesting on June 15, 2018, 109,290 vesting on June 15, 2019, and 109,289 vesting on June 15, 2020. On March 30, 2018, Mr. Keenan was granted 175,104 restricted share units valued at $152,400 with 80,075 vesting on production and the remaining 95,029 vesting on March 30, 2020. On January 7, 2019, Mr. Keenan was granted 329,268 restricted share units valued at $266,700 with vesting on January 7, 2021. As a result of the Company’s Rights Offering, all NEO’s and holders of restricted stock units received an increase of 15.41% of units held.

Mr. Moore: On January 5, 2017, Mr. Moore was granted 138,056 restricted share units valued at $103,500 with vesting on January 5, 2019. On March 30, 2018, Mr. Moore was granted 138,840 restricted share units valued at $120,800 with 43,511 vesting on production and the remaining 95,329 vesting on March 30, 2020. On January 7, 2019, Mr. Moore was granted 172,290 restricted share units valued at $139,600 with vesting on January 7, 2021. As a result of the Company’s Rights Offering, all NEO’s and holders of restricted stock units received an increase of 15.41% of units held.

Mr. Vogt: On January 5, 2017, Mr. Vogt was granted 69,012 restricted share units valued at $51,800 with vesting on January 5, 2019. On March 30, 2018, Mr. Vogt was granted 90,973 restricted share units valued at $79,100 with 28,510 vesting on production and the remaining 62,463 vesting on March 30, 2020. On January 7, 2019, Mr. Vogt was granted 104,207 restricted share units valued at $84,400 with vesting on January 7, 2021. As a result of the Company’s Rights Offering, all NEO’s and holders of restricted stock units received an increase of 15.41% of units held.

Mr. Ware: On January 5, 2017, Mr. Ware was granted 50,366 restricted share units valued at $37,800 with vesting on January 5, 2019. On March 30, 2018, Mr. Ware was granted 44,643 restricted share units valued at $38,900 with vesting on March 30, 2020. On January 7, 2019, Mr. Ware was granted 63,072 restricted share units valued at $51,100 with vesting on January 7, 2021. As a result of the Company’s Rights Offering, all NEO’s and holders of restricted stock units received an increase of 15.41% of units held.

(2)	Option-based awards: The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model. The Company’s practice is to grant long term equity-based awards at the start of each calendar year in January which resulted in no awards being reflected in the eleven months ended December 31, 2017 due to the financial year end change from January 31 to December 31.

On July 4, 2019, the Company closed a Rights Offering which had an effect on outstanding equity securities. The Omnibus Plan authorizes the Board to make appropriate adjustments to the terms of outstanding stock options and restricted share units to reflect changes to the Common Shares resulting from corporate transactions such as the Rights Offering. As such, the Company obtained approval from the Toronto Stock Exchange on August 16, 2019 to apply an anti-dilution adjustments to all shareholders of equity based securities as of the record date of the Rights Offering. Holders of stock options as of the record date of the Rights Offering, received a 13.35% price reduction in the current exercise price.

Mr. Cherry: On January 5, 2017, Mr. Cherry was granted 1,212,000 stock options with immediate vesting. These options expire January 5, 2022 and had an original exercise price of $0.7500. The fair value of $321,000 was determined using the following key assumptions: risk free interest rate of 1.3%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.5 years. On March 30, 2018, Mr. Cherry was granted 688,000 stock options with immediate vesting. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $235,200 was determined using the following key assumptions: risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.5 years. On March 30, 2018, Mr. Cherry was granted 314,000 stock options with vesting on production. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $114,200 was determined using the following key assumptions: risk free interest rate of 2.39%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.93%, and estimated life of 3.0 years. On January 7, 2019, Mr. Cherry was granted 1,449,000 stock options with immediate vesting. These options expire January 7, 2024 and had an original exercise price of $0.8100. The fair value of $416,500 was determined using the following key assumptions: risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years. As a result of the Company’s Rights Offering, all NEO’s and holders of option received a 13.35% reduction of their exercise price.

Mr. Keenan: On June 15, 2017, Mr. Keenan was granted 300,000 stock options vesting on June 15, 2018. These options expire June 15, 2022 and had an original exercise price of $0.6100. The fair value of $65,800 was determined using the following key assumptions: risk free interest rate of 1.42%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 57.06%, and estimated life of 2.50 years. On June 15, 2017, Mr. Keenan was granted 300,000 stock options vesting on June 15, 2019. These options expire June 15, 2022 and had an original exercise price of $0.6100. The fair value of $65,800 was determined using the following key assumptions: risk free interest rate of 1.42%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 57.06%, and estimated life of 2.50 years. On June 15, 2017, Mr. Keenan was granted 300,000 stock options vesting on June 15, 2020. These options expire June 15, 2022 and had an original exercise price of $0.6100. The fair value of $68,400 was determined using the following key assumptions: risk free interest rate of 1.49%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 53.91%, and estimated life of 3.0 years. On March 30, 2018, Mr. Keenan was granted 241,000 stock options with immediate vesting. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $82,400 was determined using the following key assumptions: risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.50 years. On March 30, 2018, Mr. Keenan was granted 203,000 stock options with vesting on production. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $73,800 was determined using the following key assumptions: risk free interest rate of 2.39%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.93%, and estimated life of 3.00 years. On January 7, 2019, Mr. Keenan was granted 938,000 stock options with immediate vesting. These options expire January 7, 2024 and had an original exercise price of $0.8100. The fair value of $269,600 was determined using the following key assumptions: risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years. As a result of the Company’s Rights Offering, all NEO’s and holders of option received a 13.35% reduction of their exercise price.

Mr. Moore: On January 5, 2017, Mr. Moore was granted 429,000 stock options with immediate vesting. These options expire January 5, 2022 and had an original exercise price of $0.7500. As a result of the Company’s Rights Offering, these options were repriced to $0.6499. The fair value of $113,600 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years. On March 30, 2018, Mr. Moore was granted 242,000 stock options with immediate vesting. These options expire March 30, 2023 and had an original exercise price of $0.8700. As a result of the Company’s Rights Offering, these options were repriced to $0.7538. The fair value of $82,700 was determined using the following key assumptions: risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.50 years. On March 30, 2018, Mr. Moore was granted 110,000 stock options with vesting on production. These options expire March 30, 2023 and had an original exercise price of $0.8700. As a result of the Company’s rights offering, these options were repriced to $0.7538. The fair value of $40,000 was determined using the following key assumptions: risk free interest rate of 2.39%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.93%, and estimated life of 3.00 years. On January 7, 2019, Mr. Moore was granted 491,000 stock options with immediate vesting. These options expire January 7, 2024 and had an original exercise price of $0.8100. As a result of the Company’s Rights Offering, these options were repriced to $0.7019. The fair value of $141,100 was determined using the following key assumptions: risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years. As a result of the Company’s Rights Offering, all NEO’s and holders of option received a 13.35% reduction of their exercise price.

Mr. Vogt: On January 5, 2017, Mr. Vogt was granted 215,000 stock options with immediate vesting. These options expire January 5, 2022 and had an original exercise price of $0.7500. The fair value of $57,000 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years. On March 30, 2018, Mr. Vogt was granted 159,000 stock options with immediate vesting. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $54,300 was determined using the following key assumptions: risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.50 years. On March 30, 2018, Mr. Vogt was granted 72,000 stock options with vesting on production. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $26,200 was determined using the following key assumptions: risk free interest rate of 2.39%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.93%, and estimated life of 3.00 years. On January 7, 2019, Mr. Vogt was granted 297,000 stock options with immediate vesting. These options expire January 7, 2024 and had an original exercise price of $0.8100. The fair value of $85,300 was determined using the following key assumptions: risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years. As a result of the Company’s Rights Offering, all NEO’s and holders of option received a 13.35% reduction of their exercise price.

Mr. Ware: On January 5, 2017, Mr. Ware was granted 156,000 stock options with immediate vesting. These options expire January 5, 2022 and had an original exercise price of $0.7500. The fair value of $41,300 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years. On March 30, 2018, Mr. Ware was granted 112,000 stock options with immediate vesting. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $38,300 was determined using the following key assumptions: risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.50 years. On January 7, 2019, Mr. Ware was granted 180,000 stock options with immediate vesting. These options expire January 7, 2024 and had an original exercise price of $0.8100. The fair value of $51,800 was determined using the following key assumptions: risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years. As a result of the Company’s Rights Offering, all NEO’s and holders of option received a 13.35% reduction of their exercise price.

(3)	Pension value: Balances represent Company contributions under 401K pension plan.

(4)	Mr. Keenan was appointed Chief Financial Officer on June 15, 2017.
Incentive Plan Awards
PolyMet employs both short-term and long-term incentive plans to award its employees for individual and company performance.  Short-term incentives consist of cash and vested stock.  Long-term incentives consist of stock options, restricted stock, restricted stock units, deferred stock units, performance stock units and other stock-based awards.  All stock-based awards are governed by the Omnibus Plan, described in detail below.
Omnibus Plan
PolyMet’s Omnibus Plan was approved by shareholder at the 2007 Annual and Special Meeting held on June 27, 2007, reapproved by shareholder at the 2010 Annual General and Special Meeting held on July 7, 2010, further amended and reapproved by shareholder at the 2012 Annual General and Special Meeting held on July 10, 2012, reapproved by shareholder at the 2015 Annual General and Special Meeting held on July 15, 2015, and further amended and reapproved by shareholder at the 2018 Annual General and Special Meeting held on June 27, 2018  and is administered by the Compensation Committee.
The Omnibus Plan provides the flexibility to issue many types of incentive awards, including stock options, restricted stock, restricted stock units, deferred stock units, performance stock units, and other stock-based awards.
Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price.  Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of the shares increase.  Thus, stock option grants focus management’s attention on long-term growth in shareholder value and share price appreciation.  Stock options also are a valuable retention tool because stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, stock options are forfeited if the recipient’s employment with PolyMet terminates.
General Provisions of the Omnibus Plan
The following is a summary of important provisions of the Omnibus Plan.  A shareholder or any other interested party may obtain a copy of the current Omnibus Plan by contacting the Corporate Secretary of the Company or by accessing it online at www.sedar.com and www.sec.gov.
Purpose.  The purpose of the Omnibus Plan is to promote the interests and long-term success by (i) furnishing certain directors, officers, employees or consultants of the Company with greater incentive to further develop and promote the business and financial success of the Company, (ii) furthering the identity of persons to whom awards may be granted with those of the shareholder of the Company, and (iii) assisting the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

Eligible Participants.  The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).
Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will be 10% of all issued and outstanding Common Shares; of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares.   A further 2,500,000 common shares are reserved for issuance pursuant to an exemption under Section 613(c) of the TSX Company Manual as an inducement to Mr. Cherry entering into full time employment with PolyMet.
Maximum Grant to Insiders. The aggregate number of Common Shares issuable to all Participants that are insiders in any one year period cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding those Common Shares issuable under PolyMet’s existing Share Bonus Plan.
Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding those Common Shares issuable under PolyMet’s existing Share Bonus Plan.
Maximum Grant to Any One Participant.  Subject to the restrictions set forth above, the aggregate number of Common Shares issuable to any one Participant in any one year period, cannot exceed, in aggregate, 5% of the total number of outstanding Common Shares.
Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options and other U.S. Awards cannot exceed 100 million Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.
Exercise Price of Options.  The exercise price per Common Share for options is fixed by the Compensation Committee.  Under no circumstances can the exercise price at the time of grant be less than the closing United States dollar trading price of the Common Shares on the NYSE on the previous day of the date of grant.
Vesting of Options.  Vesting is at the discretion of the Compensation Committee.   However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.
Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 10th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.
Exercise of Options.  Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.
Restricted Stock.  The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.
Deferred Stock Unit. The Compensation Committee is authorized to grant Deferred Stock Units to Eligible Persons under the Omnibus Plan. A Deferred Stock Unit Award will be subject to a Deferred Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.
Performance Stock Unit. The Compensation Committee is authorized to grant Performance Stock Units to Eligible Persons under the Omnibus Plan.  A Performance Stock Unit granted under the Omnibus Plan (i) may be denominated or payable in cash, Common Shares, other securities, other Awards, and (ii) will confer on the shareholder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes.
Other Stock-Based Awards.  The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Stock-Based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.
Termination of Options.  Except as may be determined by the Compensation Committee or the Board of Directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the eighth day following the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.
Termination of Restricted Stock, Restricted Stock Units, and Deferred Stock Units.  Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Common Shares of Restricted Stock, Restricted Stock Units, and Deferred Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock or Restricted Stock Units.
Change in Status.  A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.
Assignability.  Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Omnibus Plan.
Procedure for Amending.  The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or cancel any option and replace such option with an option with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including the Stock Exchanges), amendments to vesting provisions of Award agreements, and amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration.
Financial Assistance.  PolyMet does not provide financial assistance to Participants with respect to any Award.
Adjustments to Awards.  Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.
Control Change and Going Private Transaction.   In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take-over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction.  In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose.
Share Bonus Plan (reserved for issuance under the Omnibus Plan)
In 2003, PolyMet established the Share Bonus Plan for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Share Bonus Plan Participants”. The Share Bonus Plan provides for the Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. The Board of Directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options or other awards granted under the Omnibus Plan, since the share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.
The Share Bonus Plan was initially adopted by the Board of Directors on November 5, 2003 and was approved by 98.42% of the disinterested shareholder at the Annual General and Special Meeting held on May 28, 2004.
On November 4, 2004, PolyMet adopted, and the shareholder approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of the issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 2,890,000 Common Shares.  Milestone 1 and Milestone 2 have been reached and the 2,890,000 shares issuable upon the achievement of Milestone 1 and Milestone 2 have been issued.

At the Annual General and Special Meeting held on June 21, 2006, 98.82% of the disinterested shareholder approved the issue of a total of 2,350,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible.  Milestone 3 was met on October 24, 2006 and the 2,350,000 shares issuable upon the achievement of Milestone 3 have been issued.
At the Annual General and Special Meeting held on June 27, 2007, 97.83% of the disinterested shareholder approved PolyMet’s Omnibus Plan.  The Omnibus Plan provided for the issuance of a total of 5,940,000 common shares under the Share Bonus Plan, of which 3,640,000 common shares remain to be issued upon achievement of Milestone 4.
At the Annual General and Special Meeting held on June 17, 2008, 84.13% of the disinterested shareholder approved the issuance of 3,640,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for the NorthMet Property.

Annual Burn Rate

The table below sets out the burn rates of the awards granted under the Company’s Omnibus Plan for the three most recently completed financial years.  The burn rate is calculated as the number of securities granted under the arrangements during the applicable financial year, divided by the weighted average number of securities outstanding for such period.

	December 2019 Burn Rate	December 2018 Burn Rate	December 2017 Burn Rate
Omnibus Plan	0.8%	1.2%	1.0%

Outstanding share-based awards and option-based awards to NEO’s
The following table provides a summary of outstanding share-based awards and option-based awards as at December 31, 2019 for the NEO’s:
	Option-based Awards					Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)		Option exercise price (US$)	Option expiration date	Value of vested unexercised in-the-money options (US$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested(US$)
	Unvested	Vested
Jonathan Cherry President and Chief Executive Officer	Nil Nil Nil Nil 314,000 Nil Nil	502,000 1,147,000 1,212,000 2,500,000 688,000 1,449,000 562,000	0.9271 0.6585 0.6499 0.6597 0.7538 0.7019 0.8492	Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022 Jun. 21, 2022 Mar. 30, 2023 Jan.7, 2024 Jan. 17, 2024	Nil Nil Nil Nil Nil Nil Nil	1,042,715	260,679
Patrick Keenan Chief Financial Officer	300,000 203,000 Nil	600,000 241,000 938,000	0.5286 0.7538 0.7019	Jun. 15, 2022 Mar. 30, 2023 Jan. 7, 2024	Nil Nil Nil	708,226	177,057
Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Nil Nil Nil Nil Nil 110,000 Nil Nil	138,000 300,000 510,000 429,000 100,000 242,000 491,000 160,000	0.9271 1.6304 0.6585 0.6499 0.8940 0.7538 0.7019 0.8492	Jan. 5, 2020 Jan. 25, 2021 Feb. 1, 2021 Jan. 5, 2022 Mar. 8, 2022 Mar. 30, 2023 Jan. 7, 2024 Jan. 17, 2024	Nil Nil Nil Nil Nil Nil Nil Nil	359,075	89,769
Ryan Vogt Corporate Controller	Nil Nil Nil Nil Nil 72,000 Nil Nil	72,000 183,000 215,000 100,000 50,000 159,000 297,000 85,000	0.9271 0.6585 0.6499 0.8751 0.7513 0.7538 0.7019 0.8492	Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022 Apr. 2, 2022 Jul. 25, 2022 Mar. 30, 2023 Jan. 7, 2024 Jan 17, 2024	Nil Nil Nil Nil Nil Nil Nil Nil	225,257	56,314
Andrew Ware Chief Geologist	Nil Nil Nil Nil Nil Nil Nil	109,000 115,000 156,000 112,000 100,000 180,000 85,000	0.9271 0.6585 0.6499 0.7538 0.8641 0.7019 0.8492	Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022 Mar. 30, 2023 Apr. 3, 2023 Jan. 7, 2024 Jan. 17, 2024	Nil Nil Nil Nil Nil Nil Nil	124,315	31,079

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at December 31, 2019 for each NEO.
	(2)	Represents Restricted Stock and Restricted Stock Units.

 Incentive plan awards - value vested or earned during the year to NEO’s
The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:
Name and Principal Position	Option-based awards - Value vested during the year (US$)	Share-based awards -Value vested during the year (US$)	Non-equity incentive plan compensation -Value earned during the year (US$)
Jonathan Cherry President and Chief Executive Officer	Nil	315,800	Nil
Patrick Keenan Chief Financial Officer	Nil	49,200	Nil
Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Nil	111,800	Nil
Ryan Vogt Corporate Controller	Nil	55,900	Nil
Andrew Ware Chief Geologist	Nil	40,800	Nil
Employment Contracts and Termination and Change in Control Entitlements
PolyMet believes that severance and change of control benefits are necessary in order to attract and retain high calibre executive talent and to protect the Company’s interests.  Severance and change in control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.
With respect to change in control benefits, PolyMet provides compensation if an NEO is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control must occur; and (ii) within 90 days of such change of control, the NEO’s employment must be terminated for good reason or without cause.  Change of control benefits are granted to motivate the NEO’s to act in the best interests of the shareholder by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation.  PolyMet believes that the “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.
The following table shows the amount payable for NEO’s with a severance or change of control benefit on December 31, 2019 had the following triggering event occurred on December 31, 2019:
Named Executive Officer	Title	Termination Without Cause or Change in Control (US$)
Jonathan Cherry	President and Chief Executive Officer	2,346,000
Patrick Keenan	Chief Financial Officer	1,275,300
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	893,100
Ryan Vogt	Corporate Controller	334,100
Andrew Ware	Chief Geologist	N/A
Severance benefits are appropriate, particularly with respect to a termination without cause, since this provides PolyMet with certainty and the flexibility to make a changes in executive management if such change is in the shareholder’ best interests.
Below is a summary of the agreement for severance and change of control benefits for each of the NEO’s as of December 31, 2019.

Jonathan Cherry is President and Chief Executive Officer.  The agreement with Mr. Cherry contains provisions for payments on termination of his employment without cause or in connection with a change in control and contains conventional non-competition and claw back provisions.  The termination payment is equal to 2 times the highest annual salary based on the highest monthly salary during the previous 36 months and annual bonus target, the pro rata annual bonus, and health insurance benefits.
Patrick Keenan is Executive Vice President and Chief Financial Officer.  The agreement with Mr. Keenan contains provisions for payments on termination of his employment without cause or in connection with a change in control and contains conventional non-competition and claw back provisions.  The termination payment is equal to 2 times the highest annual salary based on the highest monthly salary during the previous 36 months and annual bonus target, the pro rata annual bonus, and health insurance benefits.
Bradley Moore is Executive Vice President, Environmental and Governmental Affairs.  The agreement with Mr. Moore contains provisions for payments on termination of his employment without cause or in connection with a change in control and contains conventional non-competition and claw back provisions.  The termination payment is equal to 2 times the highest annual salary based on the highest monthly salary during the previous 36 months and annual bonus target, the pro rata annual bonus, and health insurance benefits.
Ryan Vogt is the Corporate Controller.  The agreement with Mr. Vogt contains provisions for payments on termination of his employment without cause or in connection with a change in control and contains conventional non-competition and claw back provisions.  The termination payment is equal to 1 times the highest annual salary based on the highest monthly salary during the previous 36 months, the pro rata annual bonus, and health insurance benefits.
Andrew Ware is the Chief Geologist.  Mr. Ware does not have an agreement containing provisions for payments on termination of his employment without cause or in connection with a change in control or contain non-competition provisions.
Director Compensation
The following table sets forth all annual compensation awarded, earned, paid, or payable to directors of PolyMet during the year ended December 31, 2019, other than Mr. Jonathan Cherry whose compensation as a director is fully reflected in the summary compensation table for NEO’s.
Director Name	Fees Earned (US$)	Option Awards (#)	Option Awards (US$)(1)	Share-based Awards (US$)	All other Compensation (US$)	Total (US$)
Dennis Bartlett(2)	45,000	Nil	Nil	30,000	Nil	75,000
Dr. David Dreisinger	45,000	Nil	Nil	30,000	Nil	75,000
W. Ian L. Forrest(3)	55,000	Nil	Nil	30,000	Nil	85,000
Peter Freyberg(4)	Nil	Nil	Nil	Nil	Nil	Nil
Helen Harper(3)	45,000	Nil	Nil	30,000	Nil	75,000
Alan R. Hodnik	50,000	Nil	Nil	30,000	Nil	80,000
Stephen Rowland	45,000	Nil	Nil	30,000	Nil	75,000
Michael M. Sill(3)	50,000	Nil	Nil	30,000	Nil	80,000

Notes:	(1)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.
	(2)	Mr. Bartlett resigned from the Board of Directors on December 31, 2019.
	(3)	These Board members will not be standing for re-election at the 2020 Meeting.
	(4)	Mr. Freyberg resigned from the Board of Directors on February 26, 2020.

Outstanding share-based awards and option-based awards to directors
The following table provides a summary of outstanding share-based awards and option-based awards as at December 31, 2019 for the directors:

Director Name	Number of securities underlying unexercised options (#)		Option exercise price (US$)	Option expiration date	Value of vested unexercised in-the-money options (US$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested (US$)
	Unvested	Vested
Dennis Bartlett(3)	Nil	250,000	0.5719	Jul. 20, 2027	Nil	90,989	22,747
Dr. David Dreisinger	Nil Nil	150,000 300,000	0.6912 0.8492	Jan. 7, 2023 Dec. 16, 2023	Nil Nil	126,610	31,653
W. Ian L. Forrest(4)	Nil	300,000	0.8492	Dec. 16, 2023	Nil	126,610	31,653
Peter Freyberg(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Helen Harper(4)	Nil	250,000	0.6585	Jul. 14, 2026	Nil	126,610	31,653
Alan R. Hodnik	Nil Nil Nil	250,000 200,000 300,000	1.5327 0.8940 0.8492	Mar. 10, 2021 Mar. 8, 2022 Dec. 16, 2023	Nil Nil Nil	126,610	31,653
Stephen Rowland	Nil Nil Nil	250,000 300,000 200,000	0.8940 0.8492 0.8058	Mar. 8, 2022 Dec. 16, 2023 Jan. 9, 2024	Nil Nil Nil	126,610	31,653
Michael M. Sill(4)	Nil Nil Nil	250,000 200,000 300,000	1.5327 0.8940 0.8492	Mar. 10, 2021 Mar. 8, 2022 Dec. 16, 2023	Nil Nil Nil	126,610	31,653

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at December 31, 2019 for each director.
	(2)	Represents Restricted Stock Units and Deferred Stock Units.
	(3)	Mr. Bartlett resigned from the Board of Directors on December 31, 2019. Mr. Bartlett was deemed as an eligible participant under the Omnibus Plan and as such will hold these options until expiry.
	(4)	These Board members will not be standing for re-election at the 2020 Meeting.
	(5)	Mr. Freyberg resigned from the Board of Directors on February 26, 2020.

Incentive plan awards - value vested or earned during the year for directors
The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:
Director Name	Option-based awards - Value vested during the year (US$)	Share-based awards -Value vested during the year (US$)	Non-equity incentive plan compensation -Value earned during the year (US$)
Dennis Bartlett(1)	Nil	Nil	Nil
Dr. David Dreisinger	Nil	Nil	Nil
W. Ian L. Forrest(2)	Nil	Nil	Nil
Peter Freyberg(3)	Nil	Nil	Nil
Helen Harper(2)	Nil	Nil	Nil
Alan R. Hodnik	Nil	Nil	Nil
Stephen Rowland	Nil	Nil	Nil
Michael M. Sill(2)	Nil	Nil	Nil
Notes:	(1)	Mr. Bartlett resigned from the Board of Directors on December 31, 2019.
	(2)	These Board members will not be standing for re-election at the 2020 Meeting.
	(3)	Mr. Freyberg resigned from the Board of Directors on February 26, 2020.

Securities Authorized for Issuance under Equity Compensation Plans
The following table provides an aggregate summary of information with respect to the compensation plans under which equity securities are authorized for issuance in effect as of December 31, 2019:
Plan Category	Number of securities to be issued upon exercise of outstanding options and rights under compensation plans as at December 31, 2019	Weighted-average exercise price of outstanding options and rights under compensation plans as at December 31, 2019 (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) under compensation plans as at December 31, 2019(4)
Equity compensation plans approved by security holders (1)	24,739,056	0.75	72,048,470
Equity compensation plans approved by security holders (2)	3,640,000	N/A	Nil
Equity compensation plans not approved by security holders (3)	2,500,000	0.76	Nil
Total	30,879,056	N/A	72,048,470

Notes:	(1)	Includes the Omnibus Plan.
	(2)	Includes the Share Bonus Plan.
	(3)	On June 21, 2012, Mr. Cherry was granted 2,500,000 options pursuant to the exception under section 613(c) of the TSX Company Manual. 833,334 options vested on June 21, 2012, 833,333 options vested December 6, 2013; and 833,333 options vested on March 22, 2019.
	(4)	Based on 10% of the Company’s issued and outstanding shares as at December 31, 2019 less options, bonus shares, restricted shares, restricted share units and deferred share units outstanding as at December 31, 2019. 2,500,000 options are excluded pursuant to the exception under section 613(c) of the TSX Company Manual.
STATEMENT ON CORPORATE GOVERNANCE
PolyMet’s Corporate Governance Disclosure in the form required by the National Instrument 58-101 - Disclosure of Corporate Governance Practices is set out in Schedule “A” to this Management Information Circular.
The Common Shares are listed on NYSE (formerly the NYSE Amex). Section 110 of the NYSE Company Guide permits NYSE to consider the laws, customs and practices of a non-U.S. issuer in relaxing certain NYSE listing criteria, and to grant exemptions from NYSE listing criteria based on these considerations. PolyMet has obtained relief under this provision. Section 123 of the NYSE Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders.  Under PolyMet’s Articles, the quorum for the Meeting is two of the shareholders present in person or by proxy holding or representing more than 5% of the Common Shares.

PolyMet is a Controlled Company under the NYSE rules because over 50% of the voting power is held by an individual, a group or another company.  As a Controlled Company, PolyMet is not required under NYSE rules to comply with the following rules:

●	At least a majority of the directors on the Board of Directors must be independent.

●	Board of Director nominations must be either selected, or recommended for the Board's selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors.

●	Compensation of the chief executive officer of a listed company must be determined, or recommended to the Board for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its Board of Directors.

AUDIT COMMITTEE
PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and adopted corporate governance rules of the NYSE and NASDAQ National Market.
As of December 31, 2019, the Audit Committee consisted of Michael M. Sill (Chair), Dr. David Dreisinger and W. Ian L. Forrest, all of whom are independent directors.  Helen Harper is a non-voting participant of the Audit Committee and is not deemed independent.  Mr. Forrest meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors.
When Mr. Forrest, Ms. Harper and Mr. Sill stand down as board members, the Board of Directors will appoint new members to the Audit Committee and discuss independence matters, including but not limited to, possible amendments to the Audit Committee Charter to ensure the Committee operates in accordance with all applicable rules, regulations, and stock exchange requirements.
The Audit Committee oversees auditing procedures, receives and accepts the reports of the independent public accountants, oversees the internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of the auditors.
The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.  In 2019, the Audit Committee met seven times, and the attendance of each committee member is listed below:

Committee Member	Attendance
David Dreisinger	7/7
W. Ian L. Forrest	7/7
Helen Harper	6/7
Michael M. Sill	7/7

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.
DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE
Indemnification of Directors or Officers
There is no indemnification payable this financial year to directors or officers of PolyMet.
Directors’ and Officers’ Liability Insurance
In accordance with the Company’s Articles, PolyMet maintains Director & Officer Liability insurance policies to provide insurance against possible liabilities incurred by directors and officers in their capacity as directors and officers of the Company.  The current annual premium of US$255,750 is paid by the Company which provides coverage in the aggregate amount of US$60 million per policy period.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, PolyMet is not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of the outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of PolyMet’s subsidiaries.
ADDITIONAL INFORMATION
Additional information relating to PolyMet may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”.
Additional financial information is provided in the audited consolidated financial statements and MD&A for the most recently completed financial year.  Copies of the financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.  Copies of such documents will be provided to shareholder free of charge.
APPROVAL
The contents and the sending of this Management Information Circular have been approved by the Board of Directors of PolyMet.
DATED at Toronto, Ontario, as of the 7th day of May, 2020.

By Order of the Board of Directors

signed “Jonathan Cherry”
Jonathan Cherry
President & Chief Executive Officer

SCHEDULE “A”
POLYMET MINING CORP.
CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
1.		Board of Directors

	(a)	Disclose the identity of directors who are independent.
The Board of Directors have determined that Dr. David Dreisinger, W. Ian L. Forrest, Alan R. Hodnik and Michael M. Sill are “independent”.  Mr. Forrest and Mr. Sill will not be standing for re-election at the 2020 Meeting.

The proposed nominee, David J. Fermo, will be deemed “independent” by the Board of Directors immediately following the 2020 Meeting.

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with the Company that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Board of Directors has determined that Jonathan Cherry, Helen Harper, Hilmar Rode and Stephen Rowland are not independent.  Mr. Cherry serves as the President and Chief Executive Officer.  Mrs. Harper, who will not be standing for re-election at the 2020 Meeting, is a representative of Glencore. Mr. Huby (proposed nominee), Mr. Rode, and Mr. Rowland are representatives of Glencore and the Board of Directors has chosen to deem them not independent at this time.

	(c)	Disclose whether or not a majority of directors are independent.
With Mr. Forrest, Ms. Harper and Mr. Sill not standing for re-election and Mr. Fermo and Mr. Huby being appointed at the 2020 Meeting, the Company will no longer have a majority of independent directors.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The Directors who are directors of other reporting issuers (or the equivalent) are:
			Name	Reporting Issuer
			Dr. David Dreisinger	Euro Manganese Inc. Search Minerals, Inc.
			Alan R. Hodnik	ALLETE, Inc.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without management and non-independent directors present, at each in person meeting of the Board and such other times as the independent directors deem necessary. Other than in person, meetings may also take place formally or informally over the telephone or electronically by way of e-mail.  During the period from January 1, 2019 to December 31, 2019, the independent directors met in person without management and the non-independent directors three times.

(f)
Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, W. Ian L. Forrest is an independent director.

Mr. Forrest will not be standing for re-election at the 2020 Meeting and a new Chairman, and possible lead director, will be appointed immediately following the 2020 Meeting.

The roles and responsibilities of the Chairman are to provide effective Board leadership, oversee all aspects of the Company’s direction and administration and ensure that the Board carries out its responsibilities effectively and build a healthy corporate governance culture.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of the present directors for all Board of Directors meetings for the period January 1, 2019 to December 31, 2019 is as follows:
			Name	Attendance
			Jonathan Cherry	7/7
			Dr. David Dreisinger	7/7
			W. Ian L. Forrest* *not standing for re-election	7/7
			Helen Harper* *not standing for re-election	6/7
			Alan R. Hodnik	6/7
			Hilmar Rode* *Mr. Rode was appointed to the Board of Directors on February 28, 2020.	0/0
			Stephen Rowland	3/7
			Michael M. Sill* *not standing for re-election	7/7
2.		Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
On February 27th, 2020, the Board of Directors approved amendments to the Board Mandate to address independence matters contained therein.  A copy of the Board Mandate can be found on the Company’s website at www.polymetmining.com.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
3.	(a)
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors have developed a written position for the Chair and the committee Chairs.  The Charter of each committee sets out the responsibilities, duties and authority of all committee members.

(b)
Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board of Directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.
4.	(a)
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)  the role of the board, its committees and its directors, and

(ii)  the nature and operation of the issuer’s business.

New directors receive orientation, commensurate with their previous experience, on the business, technology and industry and on the responsibilities of directors.  In addition, they also receive a manual, which includes the Company’s charters, mandates, codes and policies (the “Manual”).

Orientation as to the nature and operation of the issuer’s business occurs through various means, including presentations by management and employees to give the directors additional insight into the business.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Continuing education is provided to the directors through the following means: 1) review and supply of revisions to the Manual; 2) regular updates on the Company’s business; 3) notifications of changes in regulatory environment or director roles and responsibilities; 4) encouragement and funding to attend courses and conferences that will increase their own and the Board of Directors’ effectiveness.

5.	(a)	Ethical Business Conduct Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board of Directors have adopted a written Code of Business Conduct and Ethics, (the “Code”), for its directors, officers and employees.
		(i) disclose how an interested party may obtain a copy of the written code.	A copy of the Code can be found on the Company’s website at www.polymetmining.com.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and
The Board monitors compliance with the Code through its Audit Committee and the Corporate Secretary.  In addition to answering questions or concerns regarding the Code, the Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.   The Company also has a compliance program whereby staff annually must sign off that they have read, understand and will abide by the Code.

(iii)   provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by the Company since January 1, 2019, the beginning of the most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of the directors or executive officers may have a material interest.  Where appropriate, directors absent themselves from portions of a meeting of the Board of Directors or of a board committee to allow independent discussion of points in issue.

The Company complies with the relevant provisions under the Business Corporations Act (British Columbia) dealing with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, the Company gathers and monitors relevant information in relation to potential conflicts of interest a director or officer may have.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and governing policies.

The directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.	(a)	Nomination of Directors Describe the process by which the board identifies new candidates for board nomination.
The Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to the Board of Director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills the Board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to the Board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a Board member.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee currently consists of Dr. David Dreisinger, W. Ian L. Forrest, Helen Harper, Stephen Rowland and Michael M. Sill.  Dr. Dreisinger, Mr. Forrest and Mr. Sill are deemed independent.  Mr. Forrest, Ms. Harper and Mr. Sill will not be standing for re-election at the 2020 Meeting.  After the 2020 Meeting, the Committee will work in conjunction with current board members regarding the nomination process to ensure the appropriate candidate is appointed to the Board in the future.

The Nominating and Corporate Governance Committee provides the Board with recommendations for nominees based on qualifications, including personal qualities, characteristics, skills, experience, accomplishments, reputation, current knowledge in the countries and communities in which PolyMet operates business, as well as consider the ability to commit adequate time and resources to the Company.  With respect to Glencore nominations, Glencore notifies the Company of its nominees, pursuant to the Corporate Governance Agreement, and the Nominating and Corporate Governance Committee assesses and confirms their eligibility to serve on the Board of Directors.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
On February 27th, 2020, the Nominating and Corporate Governance Committee and the Board of Directors approved amendments to the committee charter to address independence matters contained therein.  A copy of the Nominating and Corporate Governance Committee Charter can be found on the Company’s website at www.polymetmining.com

The Nominating and Corporate Governance Committee has full access to Company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.	(a)	Compensation Describe the process by which the board determines the compensation for your company’s directors and officers.
Compensation for directors and officers is determined by the Compensation Committee.  In determining compensation for the directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to PolyMet.  In determining compensation for officers, the Compensation Committee utilizes the process described in the Management Information Circular under the heading “Statement of Executive Compensation - Objectives Executive Compensation”.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently composed of a majority of independent directors. The members of the Committee are W. Ian L. Forrest, Alan R. Hodnik and Stephen Rowland.  Mr. Rowland was a non-voting participant of the Committee.  Mr. Bartlett was a member of the Compensation Committee however; resigned from the Board of Directors on December 31, 2019.

After the 2020 Meeting, the Committee will work in conjunction with current board members regarding compensation.

The Compensation Committee provides the Board with recommendations regarding the appointment, performance, succession and remuneration of officers, succession and leadership plans, remunerations and compensation policies.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
On February 27th, 2020, the Compensation Committee and the Board of Directors approved amendments to the committee charter to address independence matters contained therein.  A copy of the Compensation Committee Charter can be found on the Company’s website at www.polymetmining.com

The Compensation Committee has full access to Company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation consultant, The Human Well, has been retained since August 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance.  The Human Well will continue to provide PolyMet with these similar compensation consulting services for the current financial year.

8.		Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.
The Company has a Health, Safety, Environment and Communities Committee whose purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment.  While the Company is not yet in production, the committee and board recognize that climate change is a worldwide concern and will develop a climate change strategy to provide an understanding of climate change risks applicable to the Company, how to monitor and mitigate those risks and what impact they will have on the environment, infrastructure and site closure plans.  The Company monitors applicable risks and maintains a risk register, which includes various social and environmental matters.

A copy of the charter can be found on the Company’s website at www.polymetmining.com

The members of the Health, Safety, Environment and Communities Committee are Jonathan Cherry, Dr. David Dreisinger, Helen Harper and Alan R. Hodnik.  Ms. Harper will not be standing for re-election at the 2020 Meeting.

The Company also has a Technical Steering Committee whose purpose is to oversee the development of production of PolyMet mining projects.  The Committee reviews and assess the mine plan, financial model, project construction and operations.

The members of the Technical Steering Committee are Jonathan Cherry, Dr. David Dreisinger and Helen Harper.  Ms. Harper will not be standing for re-election at the 2020 Meeting.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

The Nominating and Corporate Governance Committee is mandated to ensure that the contributions of Board members, committees of the Board, and the Board as a whole, are reviewed on an annual basis.  To facilitate this annual assessment, the Board reviews an Annual Assessment Report and Questionnaires for the Board and each of its committees.

10.
Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for the Board of Directors. The Nominating and Corporate Governance Committee considers a number of factors when re-nominating incumbent directors or nominating new directors, including (i) personal qualities, characteristics, skills, experiences, accomplishments and reputation in the business community; (ii) current knowledge and contacts relevant to the Company's business; (iii) ability and willingness to commit adequate time and resources to Board and committee matters; and (iv) compliance with all legal and regulatory requirements of a Board member.

11.		Policies Regarding the Representation on the Board

	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
The Company has not adopted a written policy relating to the identification and nomination of women directors.  The Nominating and Corporate Governance Committee recommends Board nominations based on qualifications, regardless of gender.  The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

(b)
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

N/A

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
12.
Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Nominating and Corporate Governance Committee recommends Board nominations based on qualifications, regardless of gender.  The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

13.
Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments.  If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Officer appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.
14.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions – For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

	(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.
The Company does not have a “target” regarding women on its Board.  Board appointments are based on qualifications, regardless of gender.  The Company values diversity and is committed to providing equal opportunity in all aspects of the Company.

	(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
The Company does not have a “target” regarding of women in executive officer positions.  Officer appointments are based on qualifications, regardless of gender.  The Company values diversity and is committed to providing equal opportunity in all aspects of the Company.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
	(c)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.	N/A
15.		Number of Women on the Board and in Executive Officer Positions
	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	One out of eight (12.5%) With Ms. Harper not standing for re-election at the 2020 Meeting, there will be no directors on the Company’s Board who are women.
	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	One out of five (20%)